Application for quotation of +securities

EXHIBIT 99.1

Announcement Summary

Entity name

NOVONIX LIMITED

Announcement Type

New announcement

Date of this announcement

Friday September 01, 2023

The +securities to be quoted are:

+Securities issued, transferred or re-classified as a result of options being exercised or other +convertible securities being converted

Total number of +securities to be quoted

ASX +security code	Security description	Number of +securities to be quoted Issue date

NVX	ORDINARY FULLY PAID	250,0000 1/09/2023

Refer to next page for full details of the announcement

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Application for quotation of +securities

Part 1 - Entity and announcement details

1.1 Name of entity

NOVONIX LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2 Registered number type	Registration number
ABN	54157690830

1.3 ASX issuer code

NVX

1.4 The announcement is

New announcement

1.5 Date of this announcement

1/9/2023

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Application for quotation of +securities

Part 2 - Type of Issue

2.1 The +securities to be quoted are:

+Securities issued, transferred or re-classified as a result of options being exercised or other +convertible securities being converted

2.2 The +securities to be quoted are:

Additional +securities in a class that is already quoted on ASX ("existing class")

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Application for quotation of +securities

Part 3B - number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B

Existing +securities converting into additional +securities in an existing class

FROM (Existing Class)

ASX +security code and description

NVXAD : PERFORMANCE RIGHTS

TO (Existing Class)

ASX +security code and description

NVX : ORDINARY FULLY PAID

Please state the number of options that were exercised or other +convertible securities that were converted	The first date the options were exercised or other +convertible securities were converted 1/9/2023	The last date the options were exercised or other +convertible securities were converted 1/9/2023
250,000

Is this all of the options or other +convertible securities on issue of that type (ie have all of those options now been exercised or have all of those convertible securities now been converted)?

No

The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by:

An issue of new +securities

The underlying securities being received by the holder are:

Intended to be, but are not yet, quoted by ASX

Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme?

Yes

Are any of the options being exercised or other +convertible securities being converted held by +key management personnel (KMP) or an +associate?

No

Issue date

1/9/2023

Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued

+securities in that class?

Yes

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Application for quotation of +securities

Issue details

Number of +securities to be quoted

250,000

Are the +securities being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

Shares issued on vesting of performance rights.

Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the

+securities to be quoted

0.985000

Any other information the entity wishes to provide about the +securities to be quoted

Value per security is based on the closing price of NVX ordinary shares on 31 August 2023.

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Application for quotation of +securities

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

(A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.)

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the

+securities subject of this application)

Total number of
ASX +security code and description	+securities on issue

NVX : ORDINARY FULLY PAID	488,442,020

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

Total number of
ASX +security code and description	+securities on issue

NVXAD : PERFORMANCE RIGHTS	13,737,636

NVXAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	28,360,001

NVXAL : CONVERTIBLE NOTES	45,221,586

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